Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 28, 2014

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Catherine C. Gordon, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-194890 and 811-21061),

Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-194893 and 811-21059)

and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-194888 and 811-21058)

Dear Ms. Gordon:

Thank you for your comments made by the letter dated April 25, 2014 regarding the registration statements for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission on March 28, 2014 on Form N-2 (each, a “Registration Statement”). Below, we describe the changes made to the Registration Statement for each of the Funds in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in an amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 28, 2014.

Prospectus

Cover Page – Investment Portfolio

Comment 1.

The disclosure states that “[e]ach Fund invests primarily in private investment vehicles (commonly known as “hedge funds”) that are managed by a select group of alternative asset managers (“Portfolio Managers”) that employ different ‘absolute return’ investment strategies in pursuit of attractive risk-adjusted returns consistent with the preservation of capital.” Provide a plain English explanation for the term “risk-adjusted” and disclosure that the term does not imply low risk or no risk.

Response 1. In response to the Staff’s comment, the relevant disclosure on the cover page of the Prospectus has been revised and now states:

Each Fund invests primarily in private investment vehicles (commonly known as “hedge funds”) that are managed by a select group of alternative asset managers (“Portfolio Managers”) that employ different “absolute return” investment strategies in pursuit of attractive “risk-adjusted returns” consistent with the preservation of capital. “Absolute return” refers to a broad class of investment strategies that are managed without reference to the performance of equity, debt and other markets. “Risk-adjusted returns” refers to a measure of investment return per unit of risk and provides a framework to compare and evaluate investment opportunities with differing risk/return profiles. The term “risk-adjusted returns” does not imply that the Portfolio Managers employ low-risk strategies or that an investment in any of the Funds should be considered a low-risk or no risk investment.

Page 21 – “Leverage; Margin”

Comment 2.	The carry-over paragraph on page 22 states that “[a]lthough leverage presents opportunities for increasing total investment return…” Delete the phrase regarding the benefits of leverage.

Response 2. In response to the Staff’s comment, the relevant phrase regarding the benefits of leverage has been deleted and the disclosure now states:

Leverage has the effect of potentially increasing losses.

*            *             *

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180 or me at (212) 878-3066. Thank you.

Best Regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Clifford Chance US LLP

cc:	Harold Schaaff

Reid Conway

Leonard B. Mackey, Jr.

Clifford R. Cone